Lanchi D. Huynh  lhuynh@velaw.com

Tel 214.220.7882  Fax 214.999.7882

April 17, 2017

Anne Nguyen Parker

Assistant Director, Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                             Daseke, Inc.

Registration Statement on Form S-3
Filed March 21, 2017
File No. 333-216854

Ladies and Gentlemen:

On behalf of Daseke, Inc. (the “Company”), we are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 13, 2017 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3, File No. 333-216854, filed with the Commission on March 21, 2017.  For your convenience, each of the Staff’s comments is reproduced below in italics and has been numbered to correspond with the comments in the Comment Letter.  Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

1.                                      Please disclose in a pre-effective amendment all information that is not permitted to be omitted under Securities Act Rule 430A. We note in this regard numerous blanks in the footnotes to the selling securityholders tables.

RESPONSE:  The disclosures throughout the Amended Registration Statement, including the footnotes to the selling securityholders tables, have been revised to disclose all information other than that which can be omitted pursuant to Rule 430A.

2.                                      Please file the opinions of Vinson & Elkins L.L.P and Ellenoff Grossman & Schole LLP as exhibits to your amended registration statement. Please provide sufficient time for our review prior to requesting acceleration of the effective date of the registration statement.

RESPONSE:  Both opinions have been filed as exhibits to the Amended Registration Statement.

Please contact the undersigned at (214) 220-7882 if you have any questions or further comments regarding the Amended Registration Statement.

Very truly yours,

/s/ Lanchi D. Huynh

cc:                                R. Scott Wheeler, Executive Vice President and Chief Financial Officer of Daseke, Inc.

Angie J. Moss, Vice President, Chief Accounting Officer and Corporate Controller of Daseke, Inc.

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